February 12, 2008


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:  Mr. Jeffrey Riedler, Assistant Director

Re: HUMAN LIFE SCIENCE HOLDING CORP.
    File Number: 333-149113




Dear Mr. Riedler,

Please enclose the following delaying amendment in our filing:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


If you have any question, please feel free to contact me at 011-86-10-65188918.


Sincerely,


SIGNATURE

By:  Lin Shih-Huang
     _____________________

     President and Chief Executive Officer